Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

GRANT OF AWARDS UNDER THE 2019 SHARE INCENTIVE PLAN

Reference is made to the 2019 Share Incentive Plan of the Company. The Board hereby announces that, on August 28, 2026, the Company granted 224,739 Awards (involving the same number of ADSs, which is equivalent to 1,123,695 underlying Shares) to certain eligible participants, being the Grantees. Details of the grants are as follows:

Date of grant:	August 28, 2026
Closing price of each Share on the date of grant:	HK$192.20
Grantee:	A summary of the Grantees and their grants are set out below:

	Grantees	Number of ADS representing the Awards granted

	Employee Participants	224,739

Vesting:	Purchase price The purchase price per ADS upon the vesting is nil.
Vesting period and schedule The Awards shall vest in three installments on September 1, 2027, 2028 and 2029, respectively.
Other key restrictions:

Performance targets

With respect to each Grantee, upon each vesting date, the portion of the Awards that vests shall depend on the Grantee meeting a specified threshold in their performance evaluation during the one-year period prior to the vesting date.

Clawback mechanism

The grants are subject to clawback in the event that: (i) a Grantee ceases to be an eligible participant by reason of the termination of the Grantee's employment or direct/indirect contractual engagement with the Group or a related entity for cause or without notice or with payment in lieu of notice; (ii) a Grantee has been charged, penalized or convicted of a civil or criminal offence involving the Grantee's integrity or honesty; (iii) in the reasonable opinion of the Board or the Administrator, a Grantee has engaged in serious misconduct, including with respect to a policy or code of or other agreement with the Group, or breaches the terms of the 2019 Share Incentive Plan in any material respect; or (iv) in the reasonable opinion of the Board or the Administrator, the grant of an Award to the Grantee is no longer determined to be appropriate and aligned with the purpose of the Plan. Further details are set out in the circular of the Company dated May 18, 2026.

Shareholder rights None of the Grantees are entitled to any Shareholder rights (including dividend and voting rights) until and to the extent that their Awards have vested and settled.
Other information:

The maximum aggregate number of new Shares which may be issued pursuant to all Awards under the 2019 Share Incentive Plan is 320,125,098 Shares (the “Scheme Limit”). Taking into account the number of Shares which have been and may be issued in respect of all awards granted under the 2019 Share Incentive Plan (before the latest amendments took effect on June 30, 2026) and the number of Shares in respect of the awards granted which have lapsed, 172,691,788 Shares were available for grant under the 2019 Share Incentive Plan immediately before the grants as disclosed in this announcement. Within the Scheme Limit, the maximum number of new Shares which may be issued pursuant to all Awards to be granted to Consultants under the 2019 Share Incentive Plan (the “Consultant Sublimit”) is 32,012,509 Shares.

Following the grants as disclosed in this announcement, an aggregate of 171,568,093 underlying new Shares remains available for future grants under the Scheme Limit (including 32,012,509 underlying new Shares under the Consultant Sublimit).

To the Company’s best knowledge, none of the Grantees (a) is a Director, chief executive or substantial shareholder of the Company; (b) a participant of whom the total number of options and awards granted and to be granted thereto exceeds the 1% individual limit as prescribed under Rule 17.03D of the HK Listing Rules; or (c) a related entity participant or service provider participant of whom the total number of options and awards granted and to be granted thereto in any 12-month period exceeds 0.1% of the Shares in issue (excluding treasury Shares).

The Company does not have any arrangement to provide financial assistance to the Grantees to facilitate the purchase of ADSs underlying the Awards.

The 2019 Share Incentive Plan constitutes a share scheme under Chapter 17 of the HK Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“2019 Share Incentive Plan”

the Company’s 2019 restricted share unit plan first adopted in October 2019, as amended by the Board and renamed as the “Amended and Restated 2019 Share Incentive Plan” with effect from February 22, 2023, and further amended and renamed as the “Second Amended and Restated 2019 Share Incentive Plan” with effect from June 30, 2026, which is currently in force

“Administrator”	the Board, a committee or an officer or officers acting in accordance with the authority provided for in the 2019 Share Incentive Plan to administer such plan
“ADSs”	American Depositary Shares of the Company (each representing five Shares)
“Award”	an award of restricted share units under the 2019 Share Incentive Plan, which entitles the holder to one Award Share in accordance with the terms of the grant
“Board”	the board of Directors of the Company
“Company”

NetEase, Inc., an exempted company incorporated in the Cayman Islands with limited liability on July 6, 1999 and, where the context requires, its subsidiaries (which includes the consolidated affiliated entities) from time to time, the Shares of which are listed on both the Nasdaq and the Main Board of the Hong Kong Stock Exchange

“Consultant”

any natural person (other than an employee or a Director, solely with respect to rendering services in such person’s capacity as a Director), or any entity, who is engaged by a Group Member to render consulting or advisory services or other services (including contractors, supplier services) to a Group Member and such services are not in connection with the Company’s sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities; provided that with respect to Awards funded by new Shares only, such services from the consultant are on a continuing or recurring basis in the Group’s ordinary and usual course of business and which are in the interests of the long term growth of the Group, as determined by the Administrator and in accordance with Rule 17.03A(1) of the HK Listing Rules

“Director(s)”	the director(s) of the Company
“Employee Participant”

any person, including an officer or Director, who is in the employment of any Group Member (whether full-time or part-time, and includes a person who is granted an Award as an inducement to enter into an employment relationship with a Group Member), subject to the control and direction of a Group Member as to both the work to be performed and the manner and method of performance

“Grantee”	an eligible participant who receives an Award under the 2019 Share Incentive Plan

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time
“Group Member”	means: (i) with respect to Awards funded by new Shares, the Company or any subsidiary; and (ii) with respect to Awards funded by existing Shares, the Company, any subsidiary or any related entity
“HK Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“related entity”

any corporation or other entity in or of which the Company or a subsidiary owns, directly or indirectly, securities or interests representing twenty percent (20%) or more of its total combined voting power of all classes of securities or interests

“Shares”	ordinary share(s) in the share capital of the Company with par value of US$0.0001 each, and, in the specific context of the 2019 Share Incentive Plan, also an ADS, except as otherwise provided in the 2019 Share Incentive Plan

By Order of the Board NetEase, Inc. Mr. William Lei Ding Director

Hong Kong, August 28, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.

4